SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-held Company

MATERIAL FACT

GAFISA S.A. (BOVESPA: GFSA3) (“Company”) hereby informs that on July 31, 2018, shareholders of the Company represented by GWI Asset Management S.A. (jointly referred to as “GWI”) sent to the Company the letter, a translation of which constitutes Schedule I hereto, requesting the call of an Extraordinary Shareholders’ Meeting to resolve on: (i) the removal of all members of the Board of Directors; and (ii) the election of new members to occupy the positions of the Board of Directors (the “Call Request” and the “Meeting”).

On this date, the Company’s management requested GWI, by means of the letter, a translation of which constitutes Schedule II hereto, and in order to allow the Board of Directors to express its opinion on the proposal to be submitted to the shareholders and the lawful call of Meeting, that the Call Request be supplemented with the motives required by article 123, sole paragraph, letter “c” of Law No. 6,404/76 and by article 7, §2, II of CVM Instruction No. 481/09 (“ICVM 481”).

The Company’s shareholders, when called to the Meeting, will be entitled to use the remote voting form and to include candidates, pursuant to the applicable regulations. Once the Call Request is supplemented by GWI, the Company will inform the date of the Meeting (the call of which shall comply with the minimum required term of at least 30 days in advance) and the term to include candidates in the remote voting form, in accordance with the provisions of art. 21-L, §1, II and §3 of ICVM 481.

Additional facts, deemed material, will be promptly disclosed to the market.

São Paulo, August 2, 2018.

GAFISA S.A.
Carlos Calheiros
Chief Financial and Investor Relations Officer

Schedule I – GWI’s Letter
(free translation)

São Paulo, July 31, 2018.

To

Gafisa S.A. (“Company”)
Avenida Nações Unidas, 8501, 19th floor
São Paulo – CEP 05425-070

Attn.: Mrs. Chairman of the Board of Directors - Odair Senra (osenra@brioinvestimentos.com.br and osenra@gafisa.com.br) and Chief Executive Officer - Sandro Gamba (sgamba@gafisa.com.br)

Dear Sirs,

GWI Asset Management S.A., as the manager of the subscribing funds and on its own behalf, and GWI Brazil and Latin America Master Fund. Ltd, shareholders holding more than that 5% of the capital stock of the Company, under the terms of article 123, c, of the Brazilian Corporations Law, based on the interest in the renewal of part of the administration, require the call, in up to eight (8) days from the date of receipt of the present notice, that is, up to August 08, 2018, of an Extraordinary Shareholders’ Meeting in the shortest possible time, as provided by law, in order to: (i) remove all members of the Board of Directors, and (ii) elect the new members to occupy the positions of the Board of Directors.

Being what we had for the moment, we remain available for any clarifications.

GWI Classic Fundo de Investimento em Ações
by: GWI Asset Management S.A. – CEO Mu Hak You

GWI High Value Fundo de Investimento em Ações
by: GWI Asset Management S.A. – CEO Mu Hak You

GWI Pipes Fundo de Investimento em Ações
by: GWI Asset Management S.A. – CEO Mu Hak You

GWI Small e Mid Caps Fundos de Investimento em Ações
by: GWI Asset Management S.A. – CEO Mu Hak You

GWI Leverage Fundo de Investimento em Ações
by: GWI Asset Management S.A. – CEO Mu Hak You

GWI Asset Management S.A. – CEO Mu Hak You

GWI Real Estate Fundo de Investimento em Ações Investimento do Exterior
by: GWI Asset Management S.A. – CEO Mu Hak You

Fundo de Investimento em Ações GWI Private Investimento em Ações Investimento do Exterior
by: GWI Asset Management S.A. – CEO Mu Hak You

GWI Brazil and Latin America Master Fund – CEO Mu Hak You

** ** **

Schedule II – Gafisa’s Reply
(free translation)

São Paulo, August 2, 2018.

To

GWI High Value Fundo de Investimento em Ações
GWI Pipes Fundo de Investimento em Ações
GWI Small e Mid Caps Fundos de Investimento em Ações
GWI Leverage Fundo de Investimento em Ações
GWI Asset Management S.A.
GWI Real Estate Fundo de Investimento em Ações Investimento do Exterior
Fundo de Investimento em Ações GWI Private Investimento em Ações Investimento do Exterior
e GWI Brazil and Latin America Master Fund

Avenida Brigadeiro Faria Lima, 3.900, 6º Andar
São Paulo / SP, CEP 04528-132

Attn.: Mr. Mu Hak You – Chief Executive Officer

With copy to:

Comissão de Valores Mobiliários – CVM
Superintendência de Relações com Empresas

Rua Cincinato Braga, 340 - Edifício Delta Plaza
São Paulo/SP, CEP: 01333-010

Attn.: Mr. Fernando Soares Vieira (sep@cvm.gov.br)

Ref.:    Call of Extraordinary Shareholders’ Meeting

Dear Sirs,

Reference is made to the letter sent by you on July 31, 2018 (jointly referred to as “GWI”), through which GWI requests the call of an Extraordinary Shareholders’ Meeting of Gafisa S.A. (“Company”) to resolve on: (i) the removal of all members of the Board of Directors; and (ii) the election of new members to occupy the positions of the Board of Directors (the “Call Request” and the “Meeting”).

Pursuant to letter “c” of the sole paragraph of article 123 of Law No. 6,404/76 (“Corporations Law”) in order to allow the Board of Directors to call the Meeting and, at the same time, provide all shareholders of the Company the information required by CVM Instruction No. 481/09 (“ICVM 481”), it is essential that GWI submits the motives required for this request, i.e. that GWI submits the information listed in items 12.5 to 12.10 of the Reference Form, with regards to the candidates indicated or supported by GWI, including the names of such candidates to be included in the mandatory remote voting form.

It should be underlined that, as provided by article 6, sole paragraph of ICVM 481, such documents, as mentioned above, which constitute the required motives, shall be disclosed to the market until the date of the publication of the first announcement of the Meeting’s call.

Accordingly, without the appropriate motives, the call of the Meeting by the Company’s management and, thus, its occurrence becomes impossible, since it would be contrary to the express requirement of CVM.

In that sense, pursuant to the duties that are imposed to us by ICVM 481, as well as the obligations imposed on the shareholder intending to call the Meeting, the failure to comply with said instruction could eventual justify the beginning of an inspection proceeding by CVM, including in the exercise of the duties provided by article 124, §5 of the Corporations Law, which the management is obligated to avoid.

Thus, the purpose of this letter is to request GWI to provide the appropriate motives to the Company’s Investor Relations Officer, through the e-mail ccalheiros@gafisa.com.br, by forwarding the information and documents described above, to allow the Board of Directors to meet to lawful call the Meeting.

Sincerely,

GAFISA S.A.

** ** **

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 2, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer